Press Release

DICK BOER TO JOIN AHOLD'S CORPORATE EXECUTIVE BOARD

Amsterdam, The Netherlands, May 10, 2006 - Ahold today announced that Dick Boer, President and CEO of the Albert Heijn Arena, has been nominated for appointment by the Supervisory Board to the Ahold Corporate Executive Board. He will assume his responsibilities as acting Executive Board member with immediate effect. The General Meeting of Shareholders for his appointment will be scheduled at a later date.

Dick will remain President and CEO of the Albert Heijn Arena in addition to his new board responsibilities.

Dick's initial focus on the Corporate Executive Board will be to head a review of Ahold's retail operations. The objective of the review will be to develop recommendations to accelerate the plans to drive and fund identical sales volume growth across Ahold's global retail businesses. Ahold's Chief Financial Officer, John Rishton, and Ahold's President and CEO of U.S. Foodservice, Lawrence Benjamin, will assist in the review.

Dick joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed President and CEO of Albert Heijn in 2000. In 2003, he became President and CEO of the Albert Heijn Arena, which comprises Albert Heijn, Etos and Gall & Gall. Prior to joining Ahold, Dick spent more than 17 years in various retail positions for SHV Holdings in the Netherlands and abroad, and for Unigro N.V., now Laurus N.V.

Commenting on Dick's nomination to the Corporate Executive Board, Anders Moberg, President and CEO of Ahold, said: "Dick is an experienced retailer with a proven track-record. His highly successful value-repositioning program at Albert Heijn continues to increase our market-share and drive profitable growth in that arena. I am extremely pleased to have him join the board, and am confident that he will play a significant role in contributing to the execution of our group-wide initiatives and future strategy."

Ahold Press Office: +31 (0)20 509 5343
                                                                         2006012
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DISCLAIMER
Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely. Many of these risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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